October 24, 2006

Mail Stop 4561

Wm. Polk Carey
Chairman
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, NY 10020

        Re: Corporate Property Associates 14 Incorporated
               CPA:14 Holdings, Inc.
               Filed September 15, 2006
               File No. 333-136031

Dear Mr. Carey:

        We have reviewed your filing and have the following comment.
Where indicated, we think you should revise your document in
response
to this comment. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comment or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note the limitations on reliance by shareholders on page C-3
of
the fairness opinion of Stifel Nicolaus that "this letter is
solely
for the information of the Special Committee in its evaluation of
the
Sale, the Merger and the Transaction, and is not to be relied upon
by
any stockholder of CPA 12 or CPA 14, including the Stockholders or
any other person or entity." Because it is inconsistent with the
disclosures relating to the opinion, the limitation should be
deleted. Alternatively, disclose the basis for Stifel Nicolaus`
belief that shareholders cannot rely upon the opinion to support

any
claims against Stifel Nicolaus arising under applicable state law
(e.g. the inclusion of an express disclaimer in Stifel Nicolaus`
engagement letter with the company). Describe any applicable
state-
law authority regarding the availability of such a potential
defense.
In the absence of applicable state law authority, disclose that
the
availability of such a defense will be resolved by a court of
competent jurisdiction. Also disclose that resolution of the
question of the availability of such a defense will have no effect
on
the rights and responsibilities of the board of directors under
applicable state law. Further, disclose that the availability of
such a state-law defense to Stifel Nicolaus would have no effect
on
the rights and responsibilities of either Stifel Nicolaus or the
Board of Directors under the federal securities laws.

        As appropriate, please amend your registration statement in
response to our comment. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your response to our
comment.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings to be certain that the
filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed decision. Since the company and its management
are
in possession of all facts relating to a company`s disclosure,
they
are responsible for the accuracy and adequacy of the disclosures
they
have made.

        You may contact Thomas Flinn at 202-551-3469 or Cicely
LaMothe,
Accounting Branch Chief, at 202-551-3413 if you have questions
regarding comments on the financial statements and related
matters.
Please contact the undersigned at 202-551-3495 with any other
questions.

Sincerely,

Elaine Wolff
Legal Branch Chief